Exhibit 99.1

FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

(for the Fiscal Year ended December 31, 2016)

Overview

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success-proven team, and we design and oversee our compensation strategy with these goals in mind. Set out below is a brief summary of our Company’s performance in 2016, our alignment when it comes to pay for performance, and our executive compensation philosophy.

2016 Business Performance

Before setting out the highlights of 2016, it is worth noting where we’ve been and where we are going. In 2010, we produced 1.9 million ounces of silver and four thousand ounces of gold, and to date, we continue to provide year-over-year growth. The expansion of our San Jose mine in Mexico from 2,000 tpd to 3,000 tpd was completed in July 2016, on time and below budget. This expansion in capacity contributed to our increased silver and gold production in 2016, while significantly lowering our all-in sustaining costs.

Highlights of 2016 results over 2015 include:

•	Achieved Record Production. Silver production increased 11% to 7,380,217 ounces and gold production increased 17% to 46,551 ounces.

•	Expanded Production Capacity at San Jose. Expansion of throughput at San Jose in Mexico to 3,000 tpd was completed in July 2016, on time and under budget.

•	Acquired Lindero Project. The Company acquired the Lindero gold project by acquiring all of the outstanding common shares of Goldrock Mines Corp.

•	Built Strong Cash Position. Cash, cash equivalents and short-term investments increased to $123.6 million.

•	Delivered Lower Cash Cost Profile. Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, decreased 42% to $8.38.

What We Do

✓	Provide Pay for Performance

○	The ratio of the CEO’s 2016 pay-at-risk to total compensation was 69%

○	100% of the CEO’s short term incentive payout is based on performance

○	30% of the CEO’s short term incentive payout is based on corporate metrics, being return on assets and the Company’s TSR against its peers

✓	Report details of our Pay for Performance metrics (see pages 10 to 14)

✓	Require minimum share ownership levels for executives and directors

✓	Require double-trigger for cash severance to NEOs upon change of control

✓	Mitigate undue risk in compensation programs

✓	Have an incentive compensation clawback policy

✓	Have an anti-hedging policy

✓	Have a trading blackout and an insider-trading policy

✓	Promote retention with equity awards that vest over three or five years

✓	Engage independent compensation consultants

✓	Promote retention and performance with equity awards that are based on performance

✓	Work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do

☒	Reprice underwater stock options

☒	Grant stock options to non-executive directors

☒	Provide guaranteed bonuses

☒	Provide tax gross-ups for perquisites

Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. We made this pay-for-performance alignment with shareholder interests even stronger by introducing a performance share unit plan in 2015. The Compensation Committee notes that total compensation for the Named Executive Officers (“NEOs”), as disclosed in the Summary Compensation Table on page 15, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of share units awarded to the CEO, Jorge Ganoza Durant, in 2016 was US$1,134,275; however, due to the three-year vesting restrictions imposed, the value of these awards at December 31, 2016 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of vesting and performance schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and continued growth in silver and gold production – with low costs – over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options and restricted and performance share units, illustrates our strong focus on pay-for-performance. In early 2015, the Compensation Committee and Board approved the creation of performance share units that further reinforces our pay-for-performance approach to ensure alignment between our executive team and our shareholders.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests, and the creation of long-term value for all stakeholders.

Compensation Governance and Overview

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete for experienced management capable of delivering superior value with both public and private, and often larger, mining companies across the Americas. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is therefore designed to be competitive with its peers so as to attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold. Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

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To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example, executive compensation is structured so that the “at risk” component represents a significant part of total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focussed team with corresponding pay for performance.

•	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met.

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To align the interests of executive officers with the long-term interests of shareholders through incentives that reflect value created for shareholders and the attainment of objectives that support the realization of longer term valuation creation, and retention. This element is delivered primarily through share units granted to vest with performance and over time. Typically, our executives see the majority of their compensation in the form of long-term equity. Previous equity grants are taken into account when the granting of new share units is contemplated.

•	To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in early 2016 a Share Ownership Policy in order to set out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

The CEO is required to own common shares of the Company having a value equal to three times the gross amount of his annual base salary, and each of the CFO and Vice-Presidents must own common shares having a value equal to one times the gross amount of his annual base salary. Non-executive directors are required to own common shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer.

The status of the share ownership guidelines for the NEOs and directors is as follows:

Name	Share Ownership Guidelines Met; or Prescribed Deadline
NEOs
Jorge Ganoza Durant	March 14, 2021
Luis Ganoza Durant	March 14, 2021
Manuel Ruiz-Conejo	March 14, 2021
Jose Pacora	March 14, 2021
David Volkert	August 8, 2021

Non-Executive Directors
Simon Ridgway	Met
Mario Szotlender	Met
Robert Gilmore	Met
David Farrell	Met
David Laing	September 26, 2021
Alfredo Sillau	November 29, 2021

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Board for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the Chief Executive Officer (“CEO”) and evaluating the CEO’s performance in light thereof; CEO, Chief Financial Officer (“CFO”) and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, two of whom (including the chair) are independent. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. Mario Szotlender is not independent, was chair until March 12, 2015 and has served on the Compensation Committee since October 1, 2008. David Laing is independent and has served on the Compensation Committee since December 21, 2016. The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell, Szotlender and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. In 2014, the Committee engaged Korn/Ferry International (see “Role of Independent Third Party Compensation Advisor” below) and in 2015 and 2016 the Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

•	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

•	Providing fair and competitive compensation that provides pay for performance;

•

Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•	Available financial resources and the economic outlook affecting Fortuna’s business.

With respect to the financial year ended December 31, 2016, the Compensation Committee obtained updated reports from GGA on executive compensation matters. Based on these reports, the Committee recommended to the Board and, upon its further consideration, the Board approved keeping the amounts of 2016 base salary, target bonus percentage, and long-term equity-based incentive grants for the Company’s executives the same as 2015.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the Corporate Governance page.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

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the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees;

•	the Compensation Committee regarding the annual objectives for the other executives officers and providing assessments of their performance relative to such objectives; and

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the Compensation Committee regarding executive officer base salary adjustments, target annual performance-based cash incentives awards and actual payouts, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2015, the Compensation Committee engaged GGA to provide reports (the “2016 GGA Reports”) in respect of the Company’s executive compensations practices, including an overview of market practices on executive and director share ownership guidelines, a market overview of corporate governance practices, and a review of CEO and CGO executive compensation levels. These reports provided recommendations for an overall compensation strategy for 2016 that included salary, annual performance-based cash-incentives and long-term incentive awards in the form of RSUs. The Compensation Committee considered the advice contained in the 2016 GGA Reports, and GGA’s recommendations for 2016 are reflected within the executive compensation program described below.

For the financial years ended December 31, 2016 and 2015, the Company paid independent compensation advisors the following amounts:

	2016		2015
Executive Compensation-Related Fees
– GGA	CAD$	18,838	CAD$	54,406
All Other Fees		Nil		Nil

Total	CAD$	18,838	CAD$	54,406

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, an annual performance-based cash incentive award, and grants of equity-based long-term incentive compensation in the form of PSUs, RSUs and stock options. During the year ended December 31, 2016, no stock options were granted. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At-Risk” or “Fixed”
Base Salary	Base Salaries are fixed to be competitive considering the individual, and are used as the base to determine the value of other elements of compensation.	Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan and split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and TSR which is influenced by short-term market sentiment).	At-Risk

Long-Term Equity Incentives	RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price. As these grants vest over time, they are also important for executive retention.	Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants fully align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.	At-Risk

Peer Comparator Companies – Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members. Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels for 2016, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company (principally through the expansions at San Jose) and receipt of the 2016 GGA Reports. GGA recommended the following criteria in creating our peer group: companies generally of a similar size (0.5x to 2.0x) in terms of total assets, market capitalization, and total revenue, having regard to where Fortuna expects to be on completion of current corporate initiatives; companies with both operating mines and development projects; companies with multiple operating mines; companies with similar geographic diversity and complexity; companies with primarily underground operations; and companies that produce precious metals and/or lead and zinc. Based on these factors and in discussion with GGA, it was determined that the following companies are suitable peer comparators for consideration in determining 2016 levels of senior executive compensation:

Argonaut Gold Inc.	Guyana Goldfields Inc.	Sierra Metals Inc.
Coeur Mining Inc.	Hecla Mining Company	Silver Standard Resources Inc.
Dundee Precious Metals Inc.	Klondex Mines Ltd.	Silvercorp Metals Inc.
Endeavour Silver Corp.	MAG Silver Corp.	Tahoe Resources Inc.
First Majestic Silver Corp.	Pan American Silver Corp.	Timmins Gold Corp.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Committee in the design of the key elements of compensation as follows:

•	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

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balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also promoting an important portion of total compensation that is variable and “at-risk” for executives;

•

strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

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Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

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Environmental and Safety Risk. Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

•	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

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Stock Dilution Risk (from annual issuances of long-term incentives in the form of stock options). Fortuna’s stock option plan has been limited to 12,200,000 shares under option for many years. In addition, DSUs are paid in cash based on the share price at the time of payout, rather than by issuing stock. Further, certain RSUs (and the PSUs granted in 2015) have been paid in cash based on the share price at the time of payout, rather than by issuing stock, noting that a portion of future RSUs and PSUs are expected to be paid out in stock.

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Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs, PSUs and stock options, and mitigating incentives to undermine value through an anti-hedging policy.

Incentive Compensation Clawback Policy

In early 2016, the Compensation Committee recommended to the Board and, upon its further consideration, the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company may be forfeit or subject to repayment if: a) the payment, grant or vesting of such compensation was based on the achievement of financial or operational results that were subsequently the subject of a restatement of financial statements issued in a prior fiscal year; (b) the Board determines that the applicable personnel member engaged in fraud, gross misconduct or gross negligence that caused, or meaningfully and directly contributed to, the restatement; (c) the amount of incentive compensation that would have been received by such personnel member would have been lower than the amount actually received had the financial results been properly reported; and (d) the Board determines that the forfeiture or repayment is in the best interest of the Company and its shareholders.

Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

2016 Executive Compensation

During the fiscal year ended December 31, 2016, the Company’s most recently fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and three most highly compensated executive officers (other than the CEO and CFO):

•	Jorge Ganoza Durant, the President (since January 23, 2006) and CEO (since August 13, 2008),

•	Luis Ganoza Durant, the CFO (since June 5, 2006),

•	Manuel Ruiz-Conejo, the Vice-President, Operations (since August 1, 2011),

•	Jose Pacora, the Vice-President, Project Development (since November 10, 2014), and

•	David Volkert, the Vice-President, Exploration (since August 8, 2016)

(herein together referred to as “NEOs”).

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. It is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO in consultation with the Compensation Committee.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed the 2016 GGA Reports in respect of executive officers base salaries for 2016. Taking into consideration the information and recommendations of the 2016 GGA Reports, the Compensation Committee recommended, and the Board approved, that the 2016 base salaries would remain the same as the 2015 levels.

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will (a) approve the bonus target and form of scorecard for each of the CEO and CFO, and will evaluate the performance of those individuals, and (b) approve the bonus target for each of the Vice Presidents. The CEO will approve the form of scorecard for each Vice President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

In 2016, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for its executive officers. These annual performance-based cash incentives include the following variables:

•	Target Levels. A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration peer comparator companies.

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Scorecard Result. A measure of performance, based on the achievement of personal and corporate objectives during the fiscal year. Both personal and corporate objectives are defined for each executive of the Company.

Target Levels

Taking into consideration the information and recommendations of the 2016 GGA Reports, the Compensation Committee recommended, and the Board approved, that the bonus target levels for the Company’s 2016 NEO’s annual performance-based cash incentive should remain at the same competitive levels as 2015, namely:

CEO	80%
CFO	60%
VP Operations	60%
VP Project Development	120%
VP Exploration	50%

The Board and management have the discretion to vary the amount of the bonus to reflect extraordinary circumstances.

2016 Scorecards – Achievement Factors

Each NEO’s annual performance-based cash incentive includes the corporate achievement factors. Our corporate achievement factors are: (a) total shareholder return versus peers; and (b) return on assets.

Personal objectives for each of the NEOs for 2016 included the following:

CEO	Commissioning of San Jose expansion to 3,000 tpd on schedule and on budget; identification or acquisition of new projects; all-in sustaining cash cost (“AISCC”) of US$11.1/oz silver +/-10% (at by-product budget metal prices); prescribed safety matters.

CFO	External audit observations with prescribed targets; internal audit observations with prescribed targets; AISCC of US$11.1/oz silver +/-10% (at by-product budget metal prices); integrate consolidation process into ERP system; roll-out of core business technology applications to San Jose.

VP Operations	Commissioning of San Jose expansion to 3,000 tpd on schedule; achieve prescribed production of 7.0 million oz silver and 42,800 oz gold; AISCC of US$11.1/oz silver +/-10% (at by-product budget metal prices); prescribed safety matters.

VP Project Development	Commissioning of San Jose expansion to 3,000 tpd on schedule and on budget.

VP Exploration	Advance brownfields exploration targets to drill testing; identification and evaluation of new greenfields exploration growth opportunities; smooth transition of VP Exploration position.

The Compensation Committee notes that, in response to the Company’s assessment of internal controls for fiscal 2016, the 2017 scorecards for both the CEO and CFO will contain personal objectives relating to, among other things, internal and external audit observations with prescribed targets.

Annual Performance-Based Cash Incentives Awarded

The Company’s corporate objectives for 2016 were met, and based on the achievement levels of the respective personal objectives for 2016, annual performance-based cash incentives for the financial year ended December 31, 2016 were determined in May 2017 and paid to NEOs as follows:

Named Executive Officer	Annual Performance-Based Cash Incentive Amount
Jorge Ganoza Durant, President & CEO	$624,000
Luis Ganoza Durant, CFO	$ 94,350
Manuel Ruiz-Conejo, VP Operations	$231,000
Jose Pacora, VP Project Development	$478,500
David Volkert, VP Exploration *	$ 89,323

*	pro rated bonus amount reflects Mr. Volkert’s appointment as VP Exploration on August 8, 2016.

The Compensation Committee gives great deference to the Company’s pay for performance philosophy. When determining Mr. Luis Ganoza’s performance-based cash incentive bonus, the Compensation Committee considered the timing of the filing of the Company’s audited financial statements, the Company’s assessment of the effectiveness of its controls and procedures and internal control over financial reporting, and the complex circumstances surrounding these matters. The Compensation Committee also considered Mr. Ganoza’s critical role in the Company’s cost control initiatives, financing initiatives (including the successful completion of the Company’s first cross-border public offering of its common shares), clean audit opinion on the Company’s financial statements, financial team management, and the successful and favourable resolution of the regulatory review completed by the US Securities and Exchange Commission. Based on these factors, the Compensation Committee recommended and the Board approved a 2016 performance-based cash incentive award for Mr. Luis Ganoza of $94,350, representing 37% of his targeted cash incentive amount, with an additional $94,350 payable in calendar 2018 subject to receiving a favourable assessment regarding material weaknesses on internal control over financial reporting for fiscal 2017.

Medium- and Long-Term Incentives

Share Based Awards

Incentive stock options have been granted from time to time by the Company in order to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares. Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Upon vesting, the holder of an option is free to exercise and sell the underlying shares subject to applicable securities laws. The Company does not have a policy in respect of holding or retention periods for exercised stock options. We believe that a ‘hold’ is achieved by having yearly share-based grants with vesting restrictions so that a significant number will be forfeited if the executive leaves the Company.

Incentive options have been granted annually since the establishment of the Company’s share option plan in 2011 through 2015. Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through deferred share units (“DSUs”).

Share Unit Plan

In November 2010, the Board, on the recommendation of the Compensation Committee, established a Restricted Share Unit Plan (the “RSU Plan”) which was amended in March 2015 to include performance share units and to become the Share Unit Plan (the “2015 Share Unit Plan”). The purpose of the RSU Plan and the 2015 Share Unit Plan are to promote a greater alignment of interests between officers and employees and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs to an eligible officer or employee to provide appropriate equity-based compensation for the services he or she renders to the Company.

On the recommendation of the Compensation Committee, the Board approved the granting of RSUs during 2016 to the officers and key employees of the Company, which had a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting. An individual’s entitlement to payment of such RSUs is not subject to satisfaction of any other requirements or restrictions. An individual’s entitlement to a payout of any PSUs granted under the 2015 Share Unit Plan, however, is subject to satisfaction of both performance and vesting requirements as may be determined by the Board on the recommendation of the Compensation Committee.

RSUs governed by the RSU Plan and 2015 Share Unit Plan are paid in cash upon each vesting date. PSUs are paid in cash upon both satisfaction of performance criteria and the relevant vesting date. If an RSU holder is terminated without cause or a change of control of the Company occurs, any outstanding RSUs will vest immediately if they were granted under the RSU Plan and will vest pro-rata to their vesting period if granted under the 2015 Share Unit Plan. If a PSU holder is terminated without cause his or her PSUs will not vest as a result. If a PSU holder is terminated after a change of control occurs, any outstanding PSUs will vest immediately.

In May 2017, the Board approved, on the recommendation of the Compensation Committee and subject to Toronto Stock Exchange approval and to shareholder approval to be sought at the Company’s 2017 annual general meeting, an amendment to the 2015 Share Unit Plan to permit the Board to grant RSUs or PSUs which will be settled in shares of the Company rather than in cash. The purpose of this amendment is to better align executive’s compensation with the Company’s shareholders, to reduce the mark-to-market effect on the Company’s financial results, and to bring the terms of the Company’s share units in line with those granted by its peers.

Special Retention PSUs

In early 2015, the Compensation Committee engaged GGA to review Fortuna’s compensation philosophy to evaluate its relevance compared to Fortuna’s aggressive business strategy, evaluate and develop an updated peer group, review and analyse both the short-term and long-term incentive plan designs, review analyse and stress test the executive compensation program for the top five executive officers against the compensation philosophy, and provide recommendations for 2015 compensation. GGA also reviewed and designed a special retention incentive. Fortuna received a report in respect of the Company’s executive compensation practices that recommended an overall compensation strategy for 2015 that included salary, annual performance-based cash-incentives and long-term incentive awards in the form of PSUs, RSUs and stock options (the “2015 GGA Report”).

In particular, the Compensation Committee reviewed the opportunity to mitigate retention risks through a grant of special retention PSUs (the “Special Retention PSUs”) to be granted under the 2015 Share Unit Plan to certain NEOs whom the Compensation Committee considered critical to be retained during – and after – the execution of the Company’s current unprecedented growth opportunity, namely the expansion of the San Jose mine to 3,000 tpd. The 2015 GGA Report analysed and recommended the granting of the Special Retention PSUs to certain NEOs under stringent performance metrics. Taking into consideration the Company’s and executives’ exceptional performance in 2014, the critical need to retain our proven executive team, and the information and recommendations of the 2015 GGA Report, the Compensation Committee recommended in 2015, and the Board approved in 2015, the following grants of Special Retention PSUs under the 2015 Share Unit Plan to the following NEOs, subject to the performance and vesting metrics set out below:

NEO	No. of Special Retention PSUs
Jorge Ganoza Durant, President & CEO	758,255
Luis Ganoza Durant, CFO	172,270
Manuel Ruiz-Conejo, VP Operations	176,394

The Special Retention PSUs have the following performance and vesting metrics and their payout shall be capped at two times the grant-date dollar amount of the payout:

Vesting/Payout Date	Amount Vested	Performance Goal
12 months from grant	20%	Dry stack tailings project is within prescribed target of budget and completion schedule. (VESTED AND PAID)
24 months from grant	30%	San Jose expansion to 3,000 tpd is within prescribed target of budget and completion schedule. (VESTED AND PAID)
36 months from grant	50%	Production in 2017 is within prescribed target of silver and gold ounces.

The Compensation Committee and the Board believe that the dual performance and vesting schedules of the Special Retention PSUs will be critical components in retaining our key executives through not only the construction and commissioning phase, but also an operating phase that is expected to last approximately 18 months beyond the scheduled completion of the San Jose expansion.

To date, the only PSUs outstanding are the Special Retention PSUs.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in common shares of the Company on December 31, 2011 with the cumulative total return of the S&P / TSX Composite Index. The performance of the Company’s common shares set out below does not necessarily reflect future price performance, including the significant share price increase in early 2016.

	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Fortuna	$100	$74	$55	$94	$56	$136
S&P / TSX	$100	$104	$114	$122	$109	$128

The Company has experienced significant and steady growth over the past five years, evolving to its current position as a precious metals producer with two operating mines, and the Lindero gold project in Argentina currently under pre-construction review, and compensation to executive officers has increased accordingly. The global economic downturn in 2012 had a dramatic negative impact on the financial markets and commodity prices in particular, resulting in a significant downturn in share prices for most exploration companies and precious metal producers which persisted until mid-2016. Despite these negative market conditions, the Company’s operations have continued to grow during the past five years (notably, the San Jose expansion to 3,000 tpd), and compensation levels generally reflect this positive business performance. In order to support the Company’s goal of managing costs during fluctuating market conditions, however, management compensation for 2014 was set at the same levels as for 2013, and 2016 levels were unchanged from 2015.

Executive compensation levels for 2017 are also unchanged from 2015 levels despite the continued growth of the Company’s business, including the acquisition in 2016 of the Lindero project.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2016, 2015 and 2014 (all amounts shown in US$):

Name and Principal Position	Fiscal Year	Salary	Share-based Awards (1)	Option- based Awards (2)(3)	Non-Equity Annual Incentive Plan Compensation		All Other Compensation (5)(6)(7)	Total Compensation
					Annual Incentive Plans (4)	Long-term Incentive Plans
Jorge Ganoza Durant	2016	$600,000	$1,134,275	N/A	$624,000	Nil	$209,359	$2,567,634
CEO	2015	$600,000	$1,995,000	$570,000	$504,000	Nil	$ 26,505	$3,695,505
	2014	$520,000	$403,813	$403,813	$496,480	Nil	$ 54,222	$1,878,328

Luis Ganoza Durant	2016	$370,000	$515,399	N/A	$94,350	Nil	$109,643	$1,089,392
CFO	2015	$370,000	$582,750	$259,000	$205,350	Nil	$ 13,384	$1,430,484
	2014	$300,000	$203,717	$203,717	$195,000	Nil	$ 15,658	$ 918,092

Manuel Ruiz-Conejo	2016	$350,000	$439,780	N/A	$231,000	Nil	$102,213	$1,122,993
VP, Operations	2015	$350,000	$552,500	$221,000	$204,750	Nil	$ 17,763	$1,346,013
	2014	$300,000	$178,728	$178,728	$207,000	Nil	$ 18,321	$ 882,777

Jose Pacora (8)	2016	$275,000	$333,318	N/A	$478,500	Nil	$ 52,781	$1,139,599
VP, Project Development	2015	$275,000	$68,750	$ 68,750	$381,150	Nil	$ 7,000	$ 800,650
	2014	$250,000	$108,649	N/A	$102,000	Nil	Nil	$ 460,649

David Volkert (9)	2016	$102,097	$133,443	N/A	$89,323	Nil	$ 2,123	$ 326,986
VP, Exploration	2015	N/A
	2014	N/A

Notes:

(1)

The 2016 amounts represent the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.80. The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2016 and based on the year-end market price of the Company’s shares of US$5.65 (CAD$7.59). The accounting fair values are $2,373,091 for Jorge Ganoza Durant, $692,027 for Luis Ganoza Durant, $593,787 for Manuel Ruiz-Conejo, $347,899 for Jose Pacora, and $17,156 for David Volkert. All amounts were calculated in CAD$ and translated to US$ at the 2016 year-end exchange rate of CAD$1.00 = US$0.7448.

The 2015 amounts represent the grant date fair market value of RSUs and PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.79. The accounting fair value is calculated using the pro-rated portion of the RSU or PSU deemed to have vested (but not actually vested) as at December 31, 2015 and based on the year-end market price of the Company’s shares of US$2.24 (CAD$3.11). The accounting fair values are $878,308 for Jorge Ganoza Durant, $232,803 for Luis Ganoza Durant, $227,025 for Manuel Ruiz-Conejo, and $17,656 for Jose Pacora. All amounts were calculated in CAD$ and translated to US$ at the 2015 year-end exchange rate of CAD$1.00 = US$0.72088.

The 2014 amounts represent the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.30. The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2014 and based on the year-end market price of the Company’s shares of CAD$5.28. The accounting fair values are $182,486 for Jorge Ganoza Durant, $92,062 for Luis Ganoza Durant, $80,769 for Manuel Ruiz-Conejo, and $49,099 for Jose Pacora. All amounts were calculated in CAD$ and translated to US$ at the 2014 year-end exchange rate of CAD$1.00 = US$0.85992.

(2)

Amounts represent the fair value of the options granted which was estimated using the Black-Scholes option pricing model consistent with the accounting values used in the Company’s financial statements, with the following assumptions: for 2015: risk-free interest rate of 0.45%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 5.25%, and a volatility factor of 61.22%; for 2014: risk-free interest rate of 1.19%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 4.15%, and a volatility factor of 59.29%. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

(3)

The accounting fair values of the options were calculated as follows: for 2015, calculated in CAD$ and translated to US$ at the 2015 year average exchange rate of CAD$1.00 = US$.78204; for 2014, calculated in CAD$ and translated to US$ at the 2014 year average exchange rate of CAD$1.00 = US$90541.

(4)

Amounts represent bonuses earned for the applicable year. Mr. Luis Ganoza was also granted a conditional amount under the annual incentive plan of $94,350 which may be paid in 2018 if the Company receives a favourable internal controls assessment regarding material weaknesses for fiscal 2017.

(5)

For 2016, health and life insurance premiums paid on behalf of all NEOs; and where the sum of a RSU and PSU, as applicable, payout made in 2016 and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount is included ($187,586 for Jorge Ganoza Durant, $94,634 for Luis Ganoza Durant, $83,024 for Manuel Ruiz-Conejo, and $50,471 for Jose Pacora).

(6)

For 2015, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $8,500. Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

(7)	For 2014, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $35,000.
(8)	Was appointed an executive officer on November 10, 2014.
(9)	Was appointed an executive officer on August 8, 2016.

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and share units held by NEOs as at December 31, 2016 (all amounts shown in US$):

	OPTION BASED AWARDS						SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value of Unexercised In-The-Money Options (1)(2)	Value Vested During the Year (3)	Market Value of Share Units Vested During the Year (4)	Market Value of Vested Share Units Not Paid Out (5)	No. of Share Units Not Vested	Market Value of Share Units Not Vested (5)
Jorge Ganoza Durant	122,000	$0.63	Oct. 5, 2018	$ 612,064	N/A	$1,201,865	$879,558	1,097,062	$6,198,400
	73,869	$3.20	Mar. 23, 2017	$ 180,784	$134,485
	191,663	$3.57	Mar. 18, 2020	$ 399,121	$191,663

	387,532			$1,191,969	$326,148
Luis Ganoza Durant	174,178	$3.57	Mar. 18, 2020	$ 362,710	$ 87,089	$499,189	N/A	363,271	$2,052,481
Manuel Ruiz-Conejo	148,623	$3.57	Mar. 18, 2020	$ 309,494	$ 74,312	$401,753	N/A	334,121	$1,887,784
Jose Pacora	49,084	$4.97	Feb. 20, 2017	$ 33,484	N/A	$147,327	N/A	107,189	$605,618
	46,234	$3.57	Mar. 18, 2020	$ 96,278	$ 23,117

	95,318			$ 129,762	$ 23,117

David Volkert	N/A					N/A	N/A	N/A	$84,710

Notes:

(1)

All option-based awards and share-based awards are made in CAD$. The option exercise price, and values of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2016 of CAD$1.00 = US$0.7448.

(2)	Calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2016 of US$5.65 (CAD$7.59) less the exercise price of in-the-money stock options.

(3)

The value of options vested during the year is converted to US$ based on the 2016 year average exchange rate of CAD$1.00 = US$0.7545, and is based on the closing price of the Company’s shares on the Toronto Stock Exchange at the respective dates of vesting (March 19, 2016 was US$3.86 (CAD$5.11); and March 24, 2016 of US$3.76 (CAD$4.99)).

(4)

The value of share units vested during the year is converted to US$ based on the 2016 year average exchange rate of CAD$1.00 = US$0.7545, and is based on the average closing price of the Company’s shares on the Toronto Stock Exchange for the five days preceding the respective dates of vesting (March 19, 2016 was US$3.82 (CAD$5.06; March 24, 2016 was US$3.89 (CAD$5.15);) and May 30, 2016 was US$5.67 (CAD$7.51)), times the number of share units.

(5)

The values of vested share units not yet paid out, and share units not vested have been converted to US$ based on the exchange rate at December 31, 2016 of CAD$1.00 = US$0.7448, and the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2016 of US$5.65 (CAD$7.59) times the number of share units.

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.

Effective January 1, 2015, the Company entered into amended and restated employment agreements with its current NEOs. The agreements were amended to reflect that on termination without cause, any outstanding stock options or RSUs which were awarded on or after January 1, 2015 will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. Any previously granted stock options or RSUs will continue to vest fully on termination without cause. PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Jorge Ganoza Durant in 2016 an annual base salary of US$600,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2016, Mr. Ganoza had been terminated without cause, US$3,593,862 would have been payable to him (comprised of US$1,200,000 for 2x annual base salary and US$2,393,862 for payout of vested RSUs). If a change of control of the Company had occurred, US$10,317,958 would have been payable to him (comprised of US$1,800,000 for 3x annual base salary, US$1,440,000 for 3x an assumed 80% bonus, and US$7,077,958 for payout of vested RSUs and PSUs).

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Luis Ganoza Durant in 2016 an annual base salary of US$370,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2016, Mr. Ganoza had been terminated without cause, US$1,257,758 would have been payable to him (comprised of US$555,000 for 1.5x annual base salary and US$702,758 for payout of vested RSUs). If a change of control of the Company had occurred, US$3,236,481 would have been payable to him (comprised of US$740,000 for 2x annual base salary, US$444,000 for 2x an assumed 60% bonus, and US$2,052,481 for payout of vested RSUs and PSUs).

Manuel Ruiz-Conejo, Vice-President, Operations

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Manuel Ruiz-Conejo in 2016 an annual base salary of US$350,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ruiz-Conejo will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Ruiz-Conejo chooses to terminate his contract, he is required give three months’ notice to the Company.

If, on December 31, 2016, Mr. Ruiz-Conejo had been terminated without cause, US$953,207 would have been payable to him (comprised of US$350,000 for 1x annual base salary, and US$603,207 for payout of vested RSUs). If a change of control of the Company had occurred, US$2,797,784 would have been payable to him (comprised of US$700,000 for 2x annual base salary, US$210,000 for 1x an assumed 60% bonus, and US$1,887,784 for payout of vested RSUs and PSUs).

Jose Pacora, Vice-President, Project Development

Pursuant to an employment agreement dated effective January 1, 2015, as amended June 1, 2015, the Company paid to Jose Pacora in 2016 an annual base salary of CAD$275,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Pacora will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Pacora chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2016, Mr. Pacora had been terminated without cause, US$628,631 would have been payable to him (US$275,000 for 1x annual base salary, and US$353,631 for payout of vested RSUs). If a change of control of the Company had occurred, US$1,568,294 would have been payable to him (comprised of US$550,000 for 2x base salary, US$330,000 for 1x an assumed 120% bonus, and US$688,294 for payout of vested RSUs).

David Volkert, Vice-President, Exploration

Pursuant to an employment agreement dated effective August 8, 2016, the Company agreed to pay to David Volkert an annual base salary of CAD$350,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Volkert will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Volkert chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2016, Mr. Volkert had been terminated without cause, CAD$373,035 would have been payable to him (CAD$350,000 for 1x annual base salary, and CAD$23,035 for payout of vested RSUs). If a change of control of the Company had occurred, CAD$988,797 would have been payable to him (comprised of CAD$700,000 for 2x base salary, CAD$175,000 for 1x an assumed 50% bonus, CAD$113,797 for payout of vested RSUs).

Compensation to Directors

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued shares in the Company outstanding from time to time.

Retainer Fees

The Board, on the recommendation of the Compensation Committee, approved for 2016 the following directors’ fees which had not been changed from 2011 levels:

Board Member annual retainer	US$30,000
Plus, as applicable:
Chairman of the Board annual retainer	US$75,000
Audit Committee Chair annual retainer	US$10,000
Other Committee Chair annual retainer	US$ 5,000
For each Board meeting attended	US$ 1,000
For each Audit Committee meeting attended	US$ 1,500
For each other Committee meeting attended	US$ 1,000

Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2016 (all amounts shown in US$):

Name	Director Fees Earned	Share-based Awards(1)	Option-based Awards	All Other Compensation		Total Compensation
Simon Ridgway	$115,000	$111,720	N/A	$70,575	(2)(4)	$301,510
Mario Szotlender	$47,000	$111,720	N/A	$60,682	(3)(4)	$233,510
Robert Gilmore	$60,000	$111,720	N/A	Nil		$171,720
David Farrell	$57,500	$111,720	N/A	Nil		$169,220
Michael Iverson(5)	$32,250	$111,720	N/A	$1,120,093	(6)	$1,264,063
Thomas Kelly(7)	$46,750	$111,720	N/A	$601,038	(8)	$759,508
David Laing(9)	$625	$55,861	N/A	Nil		$56,486
Alfredo Sillau(10)	Nil	$37,242	N/A	Nil		$37,242

Notes:

(1)

The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.79 for Messrs. Ridgway, Szotlender, Gilmore, Farrell, Iverson and Kelly; CAD$9.79 for David Laing; and CAD$8.12 for Alfredo Sillau. The accounting fair value is calculated using the vested portion of the DSU as at December 31, 2016 and based on the year-end market price of the Company’s shares of US$5.65 (CAD$7.59). The accounting fair values of the DSUs are $176,657 for each of Messrs. Ridgway, Szotlender, Gilmore and David Farrell; CAD$43,308 for David Laing; and CAD$46,739 for Alfredo Sillau. All amounts were calculated in CAD$ and translated to US$ at the 2016 year end exchange rate of CAD$1.00 = US$0.7448.

(2)	For corporate development and financial advisory services provided by a company controlled by Simon Ridgway. The total amount paid was CAD$90,000.
(3)	For corporate development and financial advisory services provided by Mario Szotlender. The total amount paid was CAD$78,185.
(4)	The payments were made monthly in CAD$ and were converted to US$ and recorded on the Company’s books using the applicable monthly exchange rate.
(5)	Mr. Iverson resigned as a director on June 16, 2016.
(6)	Amount of DSUs paid out in cash upon resignation as a director.
(7)	Mr. Kelly resigned as a director on August 9, 2016.
(8)	Amount of first installment of DSUs paid out in cash in 2016 upon resignation as a director. The balance of DSUs paid out in the amount of $901,566 was paid in January 2017.
(9)	Mr. Laing was appointed as a director on September 26, 2016.
(10)	Mr. Sillau was appointed as a director on November 29, 2016.

Option-Based and Share-Based Awards to the Directors

As at December 31, 2016, there were no DSUs that had not vested. The following table sets forth the details of incentive stock options to purchase common shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2016 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The-Money Options	Market Value of DSUs Vested During the Year (1)(2)(4)	Market Value of Vested DSUs Not Paid Out (3)(4)	No. of DSUs Not Vested (4)	Market Value of DSUs Not Vested (4)
Simon Ridgway	Nil	N/A	N/A	N/A	N/A	$111,875	$1,696,571	N/A	N/A
Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$111,875	$1,168,047	N/A	N/A
Robert Gilmore	Nil	N/A	N/A	N/A	N/A	$111,875	$1,113,248	N/A	N/A
David Farrell	Nil	N/A	N/A	N/A	N/A	$111,875	$933,408	N/A	N/A
David Laing	Nil	N/A	N/A	N/A	N/A	$55,849	$43,285	N/A	N/A
Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$37,256	$34,793	N/A	N/A

Notes:

(1)	All share-based awards are made in CAD$.
(2)

The market value of DSUs vested during the year is converted to US$ using the 2016 year average exchange rate of CAD$1.00 = US$0.7545, and is calculated as the number of DSUs outstanding times the closing price of the Company’s shares on the Toronto Stock Exchange one day prior to the date of vesting, which was US$3.58 (CAD$4.80) for Messrs. Ridgway, Szotlender, Gilmore and Farrell; US$7.29 (CAD$9.79) for Mr. Laing; and US$6.05 (CAD$8.12) for Mr. Sillau.

(3)

The value of vested DSUs not yet paid out has been converted to US$ using the exchange rate at December 31, 2016 of CAD$1.00 = US$0.7448, and calculated as the number of DSUs outstanding times the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2016 of US$5.65 (CAD$7.59).

(4)	All DSUs were fully vested upon granting but are not realizable until termination.

DATED the 18th day of May, 2017.

ON BEHALF OF THE BOARD

Jorge Ganoza Durant,
President & Chief Executive Officer